EXHIBIT 99.1

BrainsWay to Report Third Quarter 2020 Financial Results and Operational Highlights on November 18, 2020

CRESSKILL, N.J. and JERUSALEM, Nov. 04, 2020 (GLOBE NEWSWIRE) -- BrainsWay Ltd. (NASDAQ & TASE: BWAY) (“BrainsWay” or the “Company”), a global leader in the advanced noninvasive treatment of brain disorders, today announced that it will report its third quarter 2020 financial results and operational highlights before the open of the U.S. financial markets on Wednesday, November 18, 2020. The Company will host a conference call and webcast at 8:30 AM Eastern Time to discuss the results and provide an update on business operations.

Conference Call Dial-In & Webcast Information:

Date:	Wednesday, November 18, 2020
Time:	8:30 AM Eastern Time
United States:	877-407-3982
Israel:	1 809 406 247
International:	201-493-6780
Conference ID:	13711444
Webcast:	http://public.viavid.com/index.php?id=141762

The conference call will be broadcast live and will be available for replay for 30 days on the Company’s website, https://investors.brainsway.com/financial-calendar. Please access the Company’s website at least 10 minutes ahead of the conference call to register.

About BrainsWay
BrainsWay is a commercial stage medical device company focused on the development and sale of non-invasive neurostimulation products using the Company’s proprietary Deep Transcranial Magnetic Stimulation (Deep TMS) platform technology. The Company received marketing authorization from the U.S. Food and Drug Administration (FDA) for its products for a variety of patient populations, including in 2013 for patients with major depressive disorder (MDD), in 2018 for patients with obsessive-compulsive disorder (OCD), and in 2020 for patients with smoking addiction. BrainsWay is currently conducting clinical trials of Deep TMS in various psychiatric, neurological, and addiction disorders. To learn more, please visit www.brainsway.com

Forward Looking Statements
Any forward-looking statements are subject to risks and uncertainties such as those described in BrainsWay's periodic reports on file with the Securities and Exchange Commission. Actual results may differ materially from anticipated results.

Contacts:
BrainsWay
Judy Huber
SVP and Chief Financial Officer
Judy.huber@brainsway.com

Investors:
Bob Yedid
LifeSci Advisors
646-597-6989
Bob@LifeSciAdvisors.com